Exhibit 99.1

NOTICE OF REDEMPTION PRICE TO THE HOLDERS OF RELX INC. 7.20% SENIOR DEBENTURES DUE 2027 (CUSIP No. 41163GAF8) Date: December 11, 2023 NOTICE IS HEREBY GIVEN, by RELX Inc., a Delaware corporation (the “Company”), to all holders (the “Holders”) of the Company’s 7.20% Senior Debentures due 2027 (the “Notes”), governed by the Indenture dated as of April 23, 1992, as amended and supplemented by the First Supplemental Indenture dated as of August 5, 1997, as further amended and supplemented by the Second Supplemental Indenture dated as of November 22, 2002 (as so amended and supplemented, the “Indenture”), between the Company (formerly known as Reed Elsevier Inc.), as successor issuer to Harcourt General, Inc. (formerly known as General Cinema Corporation) and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as trustee (the “Trustee”), that the Company has calculated the Redemption Price (as defined below) in connection with the full redemption of all of its outstanding Notes as announced in its Notice of Redemption dated November 13, 2023, as follows: 1. The Notes will be redeemed on December 14, 2023 (the “Redemption Date”) for an aggregate redemption price (the “Redemption Price”) equal to $1,087.110358 per $1,000 principal amount of Notes being redeemed on the Redemption Date (an aggregate amount of $217,422,071.60), plus accrued and unpaid interest on the principal amount of the Notes to, but not including, the Redemption Date. Accrued and unpaid interest on the principal amount of the Notes to, but not including, the Redemption Date will equal $26.60 per $1,000 principal amount of Notes (an aggregate amount of $5,320,000.00). 2. On the Redemption Date, the Redemption Price will become due and payable upon each Note being called for redemption, and interest thereon shall cease to accrue on and after the Redemption Date (unless the Company defaults in the payment of the Redemption Price). 3. The full redemption of the outstanding Notes is being effected pursuant to the provisions relating to optional redemption included in the Notes and Article Eleven of the Indenture. 4. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Notes or as set forth in this notice of redemption price. None of the Trustee, the Company or the Paying Agent shall be responsible for the selection or use of the CUSIP number. 5. Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable. RELX INC. December 11, 2023